

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

RECD S.E.C. MAR 01 2001 519

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden hours per response . . . 12.00

SEC FILE NUMBER
8- 14810

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ARM Securities Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 Main St. North
(No. and Street)

Minot	ND	58702
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Walstad 701-852-5292
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brady, Martz & Associates, P.C.
(Name — *if individual, state last, first, middle name*)

PO Box 848	Minot	ND	58702
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 22 2002
THOMSON FINANCIAL

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Robert Walstad, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ARM Securities Corporation, as of December 31, 19 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Pres

Title

Carla Brown

Notary Public

CARLA BROWN
Notary Public - North Dakota
Ward County
My Commission Expires February 28, 2004

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ARM SECURITIES CORPORATION

(A WHOLLY-OWNED SUBSIDIARY OF
ND HOLDINGS, INC.)

FINANCIAL STATEMENTS

AS OF

DECEMBER 31, 2001 AND 2000

WITH

INDEPENDENT AUDITORS' REPORT

ARM SECURITIES CORPORATION
(A WHOLLY-OWNED SUBSIDIARY
OF ND HOLDINGS, INC.)

TABLE OF CONTENTS


BRADY
MARTZ

CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Arm Securities Corporation
Minot, North Dakota 58701

We have audited the accompanying balance sheets of Arm Securities Corporation (a wholly-owned subsidiary of ND Holdings, Inc.) as of December 31, 2001 and 2000 and the related statement of operations, stockholders' equity and cash flows for the years then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Arm Securities Corporation as of December 31, 2001 and 2000 and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. This information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

BRADY, MARTZ & ASSOCIATES, P.C.

January 31, 2002

BRADY, MARTZ & ASSOCIATES, P.C.
24 West Central P.O. Box 848
Minot, ND 58702-0848 (701) 852-0196 • Fax (701) 839-5452
OTHER OFFICES: Grand Forks, ND Bismarck, ND Thief River Falls, MN


McGLADREY NETWORK
An Independently Owned Member
Worldwide Services Through RSM International

ARM SECURITIES CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF ND HOLDINGS, INC.)
BALANCE SHEETS
DECEMBER 31, 2001 AND 2000

ASSETS

	2001	2000
CURRENT ASSETS		
Cash and cash equivalents	$ 922,995	$ 1,001,077
Accounts/commissions receivable	237,852	305,803
Prepaid assets	72,915	18,462
Total current assets	$ 1,233,762	$ 1,325,342
PROPERTY AND EQUIPMENT	$ 44,157	$ 25,334
Less accumulated depreciation	(4,947)	(4,402)
Net property and equipment	$ 39,210	$ 20,932
TOTAL ASSETS	$ 1,272,972	$ 1,346,274

LIABILITIES AND STOCKHOLDERS' EQUITY

	2001	2000
CURRENT LIABILITIES		
Cash overdrafts	$ 0	$ 11,290
Commissions and fees payable	178,445	254,685
Accrued expenses and payroll liabilities	90,621	33,785
Payable to parent company	177,877	293,649
Total current liabilities	$ 446,943	$ 593,409
STOCKHOLDERS' EQUITY		
Common stock., 1,000,000 shares authorized, .01 par value, 25,000 shares issued and outstanding	$ 250	$ 250
Additional paid-in capital	561,850	561,850
Retained earnings	263,929	190,765
Total stockholders' equity	$ 826,029	$ 752,865
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 1,272,972	$ 1,346,274

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

ARM SECURITIES CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF ND HOLDINGS, INC.)
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
INCOME		
Interest and dividends	$ 40,928	$ 98,226
Commissions and fees	3,858,657	6,898,931
Total income	$ 3,899,585	$ 6,997,157
EXPENSES		
Commissions and fees	$ 3,003,340	$ 6,188,012
Professional fees	13,876	2,850
Advertising and promotion	2,438	5,707
Printing and postage	32,091	28,587
Dues, fees, registration	29,599	4,108
Salaries	392,713	195,177
Payroll taxes and benefits	44,648	24,487
Travel	36,904	14,480
Depreciation	544	4,402
Rent	113,272	63,994
Phone	38,334	19,686
Other expenses	64,786	130,902
Total expenses	$ 3,772,545	$ 6,682,392
EARNINGS BEFORE INCOME TAX EXPENSE	$ 127,040	$ 314,765
INCOME TAX EXPENSE	(53,876)	(124,000)
NET EARNINGS	$ 73,164	$ 190,765

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

ARM SECURITIES CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF ND HOLDINGS, INC.)
STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance, January 1, 2000	$ 250	$ 561,850	$ 0	$ 562,100
Net earnings	0	0	190,765	190,765
Balance, December 31, 2000	$ 250	$ 561,850	$ 190,765	$ 752,865
Net earnings	0	0	73,164	73,164
Balance, December 31, 2001	$ 250	$ 561,850	$ 263,929	$ 826,029

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

ARM SECURITIES CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF ND HOLDINGS, INC.)
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES		
Net earnings	$ 73,164	$ 190,765
Adjustments to reconcile net earnings to		
Net cash provided by operating activities:		
Depreciation	544	4,402
Effects on operating cash flows due to changes in:		
Commission receivable	67,952	(264,318)
Prepaid assets	(54,453)	(18,462)
Commissions and fees payable	(76,240)	124,568
Other liabilities	56,836	117,401
Payables to affiliates	0	(1,727,324)
Payable to parents company	(115,772)	293,649
Cash overdraft	(11,290)	11,290
Net cash used by operating activities	$ (59,259)	$ (1,268,029)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of property and equipment	$ (18,823)	$ (25,334)
NET DECREASE IN CASH AND CASH EQUIVALENT	$ (78,082)	$ (1,293,363)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	1,001,077	2,294,440
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 922,995	$ 1,001,077

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

ARM SECURITIES CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF ND HOLDINGS, INC.)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000

NOTE 1 - NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

The nature of operations and significant accounting policies of Arm Securities Corporation are presented to assist in understanding the Company's financial statements.

Nature of Operations - The Company is a wholly-owned subsidiary of ND Holdings, Inc. The Company's primary business is a distributor for various unaffiliated mutual funds and variable annuities.

Cash and Cash Equivalents - are distinguished based on liquidity. Cash and cash equivalents consist of money market and active asset accounts.

Property and equipment - consists of various computers and office equipment. These assets are depreciated over their estimated useful lives (5 to 7 years) using straightline depreciation methods.

Income Taxes - The Company is included in the consolidated income tax returns filed by the Parent. Income taxes are calculated as if the Company filed on a separate return basis. The tax calculated is then remitted to the Company's parent on an annual basis.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - RULE 15c3-3

The Company operates under the provision of Paragraph (k)(1) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule.

NOTE 3 - **PROPERTY AND EQUIPMENT**

The Company's property consisted of the following:

2001	Cost	Accumulated Depreciation	Cost Less Accumulated Depreciation
Office equipment	$ 22,067	$ 2,252	$ 19,815
Computer equipment	22,090	2,695	19,395
	$ 44,157	$ 4,947	$ 39,210

2000	Cost	Accumulated Depreciation	Cost Less Accumulated Depreciation
Office equipment	$ 10,648	$ 1,521	$ 9,127
Computer equipment	14,686	2,881	11,805
	$ 25,334	$ 4,402	$ 20,932

NOTE 4 - **INCOME TAXES**

The Company is included in the consolidated income tax return of its parent. Income tax expense is calculated as though the Company filed a separate income tax return. The tax provision consists of the following:

2001	Current	Deferred	Total
Federal	$ 46,500	$ 0	$ 46,500
State	7,376	0	7,376
Total	$ 53,876	$ 0	$ 53,876

2000	Current	Deferred	Total
Federal	$ 107,000	$ 0	$ 107,000
State	17,000	0	17,000
Total	$ 124,000	$ 0	$ 124,000

NOTE 4 - *(CONTINUED)*

A reconciliation of the difference between the expected income tax expense as computed at the U.S. statutory income tax rate and the Company's income tax expense is shown in the following table:

	2001	2000
Expected income tax expense at the U.S. statutory rate	$ 46,500	$ 107,000
The affect of:		
Increase due to state taxes, net of U.S. federal income tax effects	7,376	17,000
Income tax expense	$ 53,876	$ 124,000

NOTE 5 - **NET CAPITAL REQUIREMENTS**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2001, the Company had net capital of $641,951 which was $612,158 in excess of its minimum required net capital of $29,793. The Company's net capital ratio was .69 to 1.

NOTE 6 - **ADVERTISING EXPENSE**

Advertising costs are expensed as incurred. Total advertising expense were $2,438 and $5,707 for the years ended December 31, 2001 and 2000, respectively.

NOTE 7 - **CONCENTRATIONS**

The Company maintains its cash account at Morgan Stanley Dean Witter. The balance is insured by the Securities Investors Protection Corporation up to $500,000. The Company's uninsured cash balance was approximately $468,000 and $626,000 on December 31, 2001 and 2000 respectively.

NOTE 8 - **LEASE OBLIGATIONS**

The company leases office space in Minnesota and California. The monthly lease obligations are $900 and $7,409 respectively. The leases will expire March 31, 2003 and January 31, 2004, respectively. Total rent expense for the two leases were $99,708 and $59,723 for the years ended December 31, 2001 and 2000 respectively.

NOTE 8 - *(CONTINUED)*

The company has several leases that expire over the next several years through 2004. The total rent expense for these leases were $13,564 and $4,269 for the years ended December 31, 2001 and 2000 respectively.

The following is a schedule by years of future minimum rental payments on operating leases as of December 31, 2001.

Years ending December 31,	
2002	$ 107,313
2003	99,213
2004	13,769
Total minimum future rentals	$ 216,826

SUPPLEMENTARY INFORMATION

ARM SECURITIES CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF ND HOLDINGS, INC.)
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
AS OF DECEMBER 31, 2001 AND 2000

	2001	2000
NET CAPITAL		
Total stockholders' equity	$ 826,029	$ 752,865
Less non-allowable assets:		
Non-allowable receivables	(59,481)	(76,673)
Property and equipment	(39,210)	(20,932)
Prepaid assets	(72,915)	(18,462)
Haircuts on securities	(12,472)	(20,021)
Net capital	$ 641,951	$ 616,777
AGGREGATE INDEBTEDNESS	$ 446,943	$ 593,409
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital requirements[1]	$ 29,793	$ 39,556
Excess net capital at 1500%	$ 612,155	$ 577,197
Excess net capital at 1000%[2]	$ 597,257	$ 557,436
Ratio: Aggregate indebtedness to net capital	.69 to 1	.96 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION		
Net capital, as reported in Company's Part II (Unaudited) FOCUS report	$ 641,951	$ 616,777
Net audit adjustments/reclassifications to allowable assets	0	0
Net capital per above	$ 641,951	$ 616,777

1. Minimum net capital requirements for the Company are the greater of 6⅔% of aggregate indebtedness or $25,000.

2. Excess net capital figures at 1500% and 1000% are based on calculated minimum net capital requirements of:

	2001	2000
1500%	$ 29,796	$ 39,560
1000%	$ 44,694	$ 59,341

ARM SECURITIES CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF ND HOLDINGS, INC.)
CLAIM OF EXEMPTION FROM RULE 15c3-3
DECEMBER 31, 2001

The Company operates under the provisions of paragraph (k)(1) of Rule 15c3-3 which limits the Company's business to mutual funds and/or variable annuities. Therefore a schedule showing the Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission and the schedule of Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission are not required.



CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17a-5 FOR A BROKER - DEALER CLAIMING AN EXEMPTION FROM RULE 15c3-3

Board of Directors
Arm Securities Corporation
Minot, North Dakota

In planning and performing our audits of the financial statements and supplemental schedule of Arm Securities Corporation (the Company) for the years ended December 31, 2001 and 2000, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

BRADY, MARTZ & ASSOCIATES, P.C.
24 West Central P.O. Box 848
Minot, ND 58702-0848 (701) 852-0196 • Fax (701) 839-5452

OTHER OFFICES: Grand Forks, ND Bismarck, ND Thief River Falls, MN

INDEPENDENT AUDITOR'S REPORT ON
INTERNAL CONTROL REQUIRED
BY RULE 17a-5 FOR A BROKER - DEALER
CLAIMING AN EXEMPTION FROM RULE 15c3-3 *(CONTINUED)*

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brady Martz

BRADY, MARTZ & ASSOCIATES, P.C.

January 31, 2002